                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                      FORM 11-K

                   Annual Report Pursuant to Section 15(d) of the
                           Securities Exchange Act of 1934

(Mark One)

/x/ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (Fee Required)

   For the fiscal year ended   December 31, 1993
                               -----------------

OR

/ / Transition report pursuant to Section 15(d) of the Securities Exchange
   Act of 1934 (No Fee Required)

      For the transition period from       to
                                     ------    ------
                            Commission file number   1-35
                                                     ----

      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           GE Savings and Security Program
                           -------------------------------

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              General Electric Company
                              ------------------------
                 3135 Easton Turnpike, Fairfield, Connecticut 06431
                 --------------------------------------------------

                                         (1)

                                Required Information

A.    Financial Statements and Schedules:

          Independent Auditors' Report                           F-3 and F-4
          Statements of Net Assets Available for Benefits                F-5
          Statements of Changes in Net Assets Available for
             Benefits                                                    F-6
          Notes to Financial Statements                          F-7 to F-27
          Schedule I - Schedule of Assets Held for
             Investment Purposes                                F-28 to F-36
          Schedule II - Schedule of Assets Held for
             Investment Purposes Which Were Both
             Acquired and Disposed of Within the
             Plan Year                                                  F-37
          Schedule III - Schedule of Loans in Default                   F-38

B.    Exhibits

      (23)   Consent of Independent Auditors

      (99)   GE S&S Program Mutual Funds 1993 Annual Report






                                     SIGNATURES

      The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 GE Savings and Security Program
                                 --------------------------------------
                                             (Name of Plan)



Date  June 29, 1994              P. D. Ameen
      -------------              --------------------------------------
                                 Vice President and Comptroller and
                                 Member of the Benefit Plans Investment
                                 Committee

                                         (2)

                           GE SAVINGS AND SECURITY PROGRAM

                   Financial Statements and Supplemental Schedules

                             December 31, 1993 and 1992

                     (With Independent Auditors' Report Thereon)

                           GE SAVINGS AND SECURITY PROGRAM

                             December 31, 1993 and 1992

                                  Table of Contents


                                                                   Page
                                                                Number(s)
                                                                _________

Financial Statements and Supplemental Schedules

    Independent Auditors' Report                              F-3 and F-4

    Statements of Net Assets Available for Benefits
         as of December 31, 1993 and 1992                             F-5

    Statements of Changes in Net Assets Available for
         Benefits for the Years Ended December 31, 1993
         and 1992                                                     F-6

    Notes to Financial Statements                             F-7 to F-27

    Schedule of Assets Held for Investment Purposes          F-28 to F-36

    Schedule of Assets Held for Investment Purposes
         Which Were Both Acquired and Disposed of Within
         the Plan Year                                               F-37

    Schedule of Loans in Default                                     F-38

                            Independent Auditors' Report


The Pension Board of General Electric Company, as administrator
GE Savings and Security Program:


We have audited the accompanying statements of net assets available for benefits of GE Savings and Security Program (the "Plan") as of December 31, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1993 and 1992, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

The Pension Board of General Electric Company, as administrator
GE Savings and Security Program
Page 2




Our 1993 audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedules I through III is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements as of and for the year ended December 31, 1993 taken as a whole.




KPMG Peat Marwick
March 11, 1994

                           GE SAVINGS AND SECURITY PROGRAM

                   Statements of Net Assets Available for Benefits

                             December 31, 1993 and 1992

                                   (in thousands)

  Assets                                            1993        1992
  ______                                            ____        ____

Investments at fair value (Cost:
  $7,238,221 and $6,407,653,
  respectively) (note 3):
    General Electric Company common stock        $3,845,960  $2,979,182
    Registered investment companies:
      S&S Long Term Interest Fund                 2,339,936   2,238,153
      S&S Program Mutual Fund                       910,199     729,121
    U.S. Government and agency debt
      obligations                                   234,953     732,153
    Corporate bonds and notes                       529,520     469,738
    U.S. Savings Bonds (Series E & EE)              298,516     296,397
    Short term money market instruments             784,461     364,934
                                                  _________   _________
                                                  8,943,545   7,809,678

Guaranteed investment contracts                      78,030     161,167
                                                  _________   _________

         Total investments                        9,021,575   7,970,845

Loans to participants (note 4)                      304,349     309,134
Accrued interest and dividends                       38,694      21,955
Receivables for securities sold
  but not delivered                                  42,002         -
Other assets                                          4,150      21,216
                                                  _________   _________

         Total assets                             9,410,770   8,323,150
                                                  _________   _________
  Liabilities
  ___________

Advances (note 5)                                    29,258      46,459
Liability for collateral deposits                    65,360         -
Payables for securities purchased but
  not received                                       92,611         -
Other liabilities                                     2,847       1,677
                                                  _________   _________

         Total liabilities                          190,076      48,136
                                                  _________   _________
Net assets available for benefits
(note 9)                                         $9,220,694  $8,275,014
                                                  =========   =========

See accompanying notes to financial statements.

                           GE SAVINGS AND SECURITY PROGRAM

             Statements of Changes in Net Assets Available for Benefits

                       Years Ended December 31, 1993 and 1992

                                   (in thousands)

                                                    1993        1992
                                                    ____        ____

Additions to net assets attributed to:
  Investment income:
    Interest and dividend income:
      General Electric Company common stock     $   93,668  $   79,374
      Registered investment companies              350,627     248,674
      Interest                                      70,183      80,480
                                                 _________   _________
                                                   514,478     408,528
    Net realized gains on sale and
      appreciation in value of investments         675,572     299,455
                                                 _________   _________

                                                 1,190,050     707,983
                                                 _________   _________

  Contributions and other additions:
    Employee contributions                         448,943     540,088
    Employer contributions                         179,712     222,681
    Interest on loans to participants               25,899      26,901
                                                 _________   _________
                                                   654,554     789,670
                                                 _________   _________

         Total additions                         1,844,604   1,497,653
                                                 _________   _________

Deductions from net assets attributed to:
  Withdrawals including transfers (note 6)        (898,924)   (820,926)
                                                 _________   _________
         Total deductions                         (898,924)   (820,926)
                                                 _________   _________
         Net increase                              945,680     676,727

Net assets available for benefits (note 9):
  Beginning of year                              8,275,014   7,598,287
                                                 _________   _________

  End of year                                   $9,220,694  $8,275,014
                                                 =========   =========






See accompanying notes to financial statements.

                           GE SAVINGS AND SECURITY PROGRAM

                            Notes to Financial Statements

                             December 31, 1993 and 1992



(1) Description of the Plan
    _______________________

    GE Savings and Security Program (the "Plan") is a defined contribution plan sponsored by General Electric Company and its participating affiliates (the "Company"). The Plan is subject to applicable provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The following description of the Plan is provided for general information purposes only. A complete description of the Plan is provided in the GE Savings and Security Plan document (the "Plan Document").

    The Plan Document is available to each employee eligible to participate in the Plan at any time upon request.

    Employee Contributions and Investment Funds
    ___________________________________________

    Eligible employees of the Company may participate in the Plan by investing a portion of their earnings (generally up to 7% with Company partial matching and an additional 10% without any Company matching) in one or more of the following funds or investments through a trust established to administer the investment of program funds:

    (a)   General Electric Company common stock (the "GE Stock Fund").

    (b)   S&S  Long  Term  Interest  Fund  (the  "LT  Fund")  --  consists   of
          investments in long term bonds and notes through a registered investment company.

    (c) S&S Program Mutual Fund (the "Mutual Fund") -- consists primarily of investments in common stock through a registered investment company.

                           GE SAVINGS AND SECURITY PROGRAM

    (d) S&S Short Term Interest Fund (the "ST Fund") -- consists primarily of investments in securities of the U.S. Government and its agencies.

    (e) S&S Money Market Fund (the "MM Fund") -- consists of investments in short term money market instruments.

    (f) United States Savings Bonds ("U.S. Bond Fund") -- consists of individual participants' investments in U.S. Savings Bonds. Pending accumulation of sufficient individual funds, investments are made in short term money market instruments.

    An additional fund exists but is not available for new investment:

    (a) S&S Holding Period Interest Fund (the "HP Fund") -- consists primarily of investments in guaranteed investment contracts, bank deposits, and commercial paper.

    Eligible employees may elect to apply either 0.5% or 1.0% of earnings to purchase life insurance. The benefit obligations of such purchased life insurance contracts rest with the insurer. Life insurance contracts are specifically allocated to the participants and not included in the Plan's assets or changes in plan assets. Payments to insurance companies for life insurance contracts were $12,850,121 and $15,325,489 in 1993 and 1992, respectively. Total life insurance in force amounted to $4,639,880,825 and $5,809,349,651 at December 31, 1993 and 1992, respectively.

    On April 30, 1993 the RCA Fixed Income Fund (the "RCA FI Fund") was terminated. This fund consisted primarily of investments in guaranteed investment contracts and short term investments. Unit holders were given the option of switching their investments into any of the other funds available for new investments, or absent any election made, to the MM fund.

                           GE SAVINGS AND SECURITY PROGRAM

    Participants may elect up to six times a year to switch their investment in an investment or fund (in increments of 10%, 25%, 50% or 100% of their holdings) to another investment or fund that is presently available to accept new funds.

    The  Internal  Revenue Code sets out maximum limits on participant  pre-tax
    contributions.   The  limits  were $8,994 and $8,728  for  1993  and  1992, respectively.

    Employer Contributions
    ______________________

    The Plan generally provides for Company matching contributions of 50% of employees' contributions of up to 7% of their earnings which may be invested at the election of the participant in any one of the investments or funds available to accept new contributions.

    Rollovers and Transfers from Other Qualified Plans
    __________________________________________________

    Subject to Company verification, participants may elect direct rollovers made from other plans in accordance with section 401(a)(31) of the Internal Revenue Code.

    Withdrawals
    ___________

    Subject to certain limitations, participants may elect retirement or other termination withdrawals in either lump sum or installment payments and currently employed participants may make withdrawals from their participant accounts.

    There are no tax penalties for withdrawals attributed to after-tax contributions. Withdrawals by currently employed participants from pre-tax savings are permitted, within certain limits, by the Internal Revenue Code.

                           GE SAVINGS AND SECURITY PROGRAM

    Loans to Participants
    _____________________

    The Plan permits participants, under certain circumstances, to borrow from their participant accounts. Plan loans cannot exceed 50% of the participant's account value, as defined in the Plan Document. The interest rate is based on the monthly average of the composite yield on seasoned corporate bonds, as published by Moody's Investors Service Inc. in the month preceding the loan application.

    No loan shall be in an amount less than $500 or in an amount greater than the lesser of (i) $50,000 (reduced by the highest outstanding balance of a previous loan during the one-year period prior to the date of the new loan) or (ii) 50% of the value of the participant's account (as defined in the Plan Document) at the time the loan is made.

    Loans are repaid with interest in equal payments over the term of the loan by payroll deductions, personal check or other such methods as may be required by the Company's Pension Board. Participants may repay the entire principal amount by check with written notice and without penalty beginning three months after the date of the loan.

    In the event of a loan default, the Plan will report the amount of the loan principal and accrued interest to the date of default as a withdrawal, resulting in taxable income to the defaulting participant.

    Vesting
    _______

    Participants are fully vested in their employee and employer contributions.

                           GE SAVINGS AND SECURITY PROGRAM

    Plan Termination
    ________________

    Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue its contributions, and to terminate the Plan subject to the provisions of ERISA.

    Administrative Costs
    ____________________

    Direct administrative costs of the Plan are generally borne by the Company. Administrative costs include investment management, recordkeeping, and transaction processing fees.

(2) Summary of Significant Accounting Policies
    __________________________________________

    (a)   Basis of Accounting
          ___________________

          The accompanying financial statements have been prepared on the accrual basis of accounting.

                           GE SAVINGS AND SECURITY PROGRAM

    (b)   Investments
          ___________

          Investments, except for guaranteed investment contracts, are carried at fair value. General Electric Company common stock is valued at the closing price on the New York Stock Exchange Composite Transaction Tape. Investments in registered investment companies are valued at the Plan's pro rata share of the current fair value of the net assets of such companies. Long term U.S. Government, agency and corporate debt, notes and bonds are valued at current quoted market prices. Guaranteed investment contracts are carried at contract value. Short term money market instruments, U.S. Government, agency and corporate notes are valued at cost which approximates market. U.S. Savings Bonds are valued at the current cash redemption value published by the U.S. Treasury Department.

          Investment   transactions  are  recorded  on  a  trade  date   basis.
          Dividends on General Electric Company common stock are recorded as of the record date.

    (c)   Reclassifications
          _________________

          Certain reclassifications have been made to prior year amounts to conform to the current year presentation.

                           GE SAVINGS AND SECURITY PROGRAM

(3) Investments
    ___________

    The Plan held the following individual investments, by fund, whose aggregate fair value equaled or exceeded 5% of the Plan's net assets at December 31, 1993 and 1992:

                                                             Fair Value
                                                            ____________

                                                           (in thousands)
      1993
      ____

      GE Stock Fund:
         GE common stock              36,671,845 shs.        $ 3,845,960
      LT Fund:
         S&S Long Term Interest Fund 201,025,469 shs.          2,339,936
      Mutual Fund:
         S&S Program Mutual Fund      24,593,313 shs.            910,199
                                                               _________

                                                             $ 7,096,095
                                                               =========

      1992
      ____

      GE Stock Fund:
         GE common stock              34,844,227 shs.        $ 2,979,182
      LT Fund:
         S&S Long Term Interest Fund 187,353,039 shs.          2,238,153
      Mutual Fund:
         S&S Program Mutual Fund      19,594,756 shs.            729,121
                                                               _________

                                                             $ 5,946,456
                                                               =========

                           GE SAVINGS AND SECURITY PROGRAM

    The following summarizes the net assets and changes in net assets of the S&S Long Term Interest Fund and the S&S Program Mutual Fund in which the Plan has investments at December 31, 1993 and 1992, respectively:

                                              December 31, 1993
                                              _________________

                                    (in thousands except per share data)

                                      S&S Long Term       S&S Program
                                      Interest Fund       Mutual Fund
                                      -------------       ------------
Investments, at fair value:
  Common and preferred stock             $      -           $1,699,629
  Long term debt                         3,164,894              47,149
  Temporary investments                    791,883              54,071
                                         _________           _________
       Total                             3,956,777           1,800,849

  Net other assets (liabilities)          (718,683)              4,345
                                         _________           _________

       Net assets                       $3,238,094          $1,805,194
                                         =========           =========

       Outstanding shares                  278,299              48,781
       Value per share                     $ 11.64             $ 37.01
                                         =========           =========

                           GE SAVINGS AND SECURITY PROGRAM

                                        Year Ended December 31, 1993
                                        ____________________________

                                               (in thousands)

                                 S&S Long Term          S&S Program
                                 Interest Fund          Mutual Fund
                                 -------------          -----------
       Investment income            $  302,575           $  185,047
       Contributions and other
        additions                      481,063              282,233
       Withdrawals and other
        deductions                    (598,711)            (232,750)
                                      ________             ________

           Change in net assets     $  184,927           $  234,530
                                      ========             ========

                                             December 31, 1992
                                             _________________

                                    (in thousands except per share data)

                                       S&S Long Term      S&S Program
                                       Interest Fund      Mutual Fund
                                      -------------      -----------
   Investments, at fair value:
     Common and preferred stock         $       -         $1,436,467
     Long term debt                      3,034,288            51,859
     Temporary investments                 421,231            72,732
                                         _________         _________
          Total                          3,455,519         1,561,058

   Net other assets (liabilities)         (402,352)            9,606
                                         _________         _________

          Net assets                    $3,053,167        $1,570,664
                                         =========         =========

          Outstanding shares               258,218            42,210
          Value per share                  $ 11.82           $ 37.21
                                            ======            ======

                           GE SAVINGS AND SECURITY PROGRAM

                                        Year Ended December 31, 1992
                                        ____________________________

                                               (in thousands)

                                 S&S Long Term          S&S Program
                                 Interest Fund          Mutual Fund
                                 -------------          -----------
       Investment income             $ 197,356            $ 116,949
       Contributions and other
        additions                      641,262              269,941
       Withdrawals and other
        deductions                    (308,879)            (183,317)
                                      ________             ________

           Change in net assets      $ 529,739            $ 203,573
                                      ========             ========

    Audited financial statements of the S&S Long Term Interest Fund and the S&S Program Mutual Fund are distributed annually to participants as appropriate.

    The ST Fund lends securities to certain brokers. All securities loaned are collateralized by cash and securities, and supplemented by letters of credit to achieve a ratio of greater than 100% of the value of the securities loaned. The value of loaned securities, primarily U.S. Treasury obligations, amounted to $65 million and $-0- million at December 31, 1993 and 1992, respectively. The value of cash collateral invested in short term investments is reflected as a liability in the Plan's financial statements.

                           GE SAVINGS AND SECURITY PROGRAM

(4) Loans to Participants
    _____________________

    Outstanding   loans  to  participants  amounted  to  $304,349,603   and
    $309,133,843  at  December  31,  1993  and  1992,  respectively.    The
    following table summarizes the changes in loans to participants.

                                               Year Ended December 31
                                               ______________________

                                                1993            1992
                                                ----            ----
                                                   (in thousands)


      Loans made                           $  150,804       $  145,348

      Interest paid by participants            25,899           26,901
                                             ________         ________
                                              176,703          172,249
                                             ________         ________

      Less:  Loan payments
             - Reinvested                    (161,406)        (157,159)
             - Withdrawals                    (20,082)         (13,282)
                                             ________         ________
                                             (181,488)        (170,441)
                                             ________         ________

      Net (decrease) increase
        in loans to participants           $   (4,785)       $   1,808
                                             ========         ========

                           GE SAVINGS AND SECURITY PROGRAM

(5) Advances
    ________

    Plan operating procedures result in cash receipts from participating companies in connection with the timing of employee and employer contributions, interfund transfers, and participant withdrawals.

(6) Transfers
    _________

    Effective April 2, 1993, the Company transferred GE's Aerospace business segment and certain other components to a new company controlled by the shareholders of Martin Marietta Corporation ("MMC"). Under the terms of the agreement, each affected employee became an employee of MMC as of the effective date and was permitted to exercise their right to immediate distribution of their vested account balance or a tax-free rollover of the taxable portion of their account balance into an eligible retirement plan maintained by MMC or an individual retirement account.

    In connection with the termination agreement between the Company and the Neutron Devices Department ("NDD") in May 1992, $22,638,000 of assets were transferred from the Plan to a plan maintained by Martin Marietta Corporation, the new plan sponsor for the affected employees of NDD.

(7) Tax Status
    __________

    The Internal Revenue Service has determined and informed the Company by a letter dated August 18, 1993, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The plan has been amended since receiving the determination letter. However, the plan's tax counsel believe such amendment should not adversely affect the status of the determination letter.

                           GE SAVINGS AND SECURITY PROGRAM

    The portion of a participant's compensation contributed to the Plan as a pre-tax contribution, and the Company's matching contribution are not subject to Federal income tax when such contributions are credited to participant accounts, subject to certain limitations. These amounts and any investment earnings may be included in the participant's gross taxable income for the year in which such amounts are distributed as withdrawals from the Plan.

(8) Related Party Transactions
    __________________________

    The Plan holds shares of General Electric Company common stock and recorded net realized gains on sale and appreciation in value on these securities of $694,485,104 and $304,777,000 in 1993 and 1992,
    respectively. In addition, the Plan recorded $93,668,077 and $79,374,000 of dividend income on these securities in 1993 and 1992, respectively.

(9) Net Assets Available for Benefits and Changes In Net
    Assets Available for Benefits
    ____________________________________________________

    The following pages summarize the net assets available for benefits and changes in net assets available for benefits for each investment fund or type of asset of the Plan as of and for the years ended December 31, 1993 and 1992.

                           GE SAVINGS AND SECURITY PROGRAM

                          Net Assets Available for Benefits

                                  December 31, 1993

                         (in thousands except per unit data)

                                             GE                LT             Mutual             ST              MM
Assets                                   Stock Fund           Fund             Fund             Fund            Fund
______                                   __________           ____             ____             ____            ____
Investments, at fair value              $3,845,960         $2,339,936       $910,199        $  975,797        $526,151
Accrued dividends and interest              26,403                -               -              9,146           3,122
Receivables for securities sold
  but not delivered                             -                 -               -             42,002             -
Other assets                                    -                 -               -                357             -
                                         _________          _________        _______         _________         _______
      Total assets                       3,872,363          2,339,936        910,199         1,027,302         529,273
                                         _________          _________        _______         _________         _______

Liabilities
___________

Advances                                   (13,543)            17,365         (1,199)            3,892           9,722
Liability for collateral deposits               -                 -                             65,360             -
Payables for securities purchased
  but not received                              -                 -                             92,611             -
Other liabilities                               -                 -                              1,672             -
                                         _________          _________        _______         _________         _______
      Total liabilities                    (13,543)            17,365         (1,199)          163,535           9,722
                                         _________          _________        _______         _________         _______

Net assets available for benefits       $3,885,906         $2,322,571       $911,398        $  863,767        $519,551
                                         =========          =========        =======         =========         =======

Participant units outstanding               36,801            199,534         24,626            83,456          51,955

Participant unit value                  $   104.88         $    11.64          37.01        $    10.35        $  10.00
                                         =========          =========        =======         =========         =======

                           GE SAVINGS AND SECURITY PROGRAM

                    Net Assets Available for Benefits, Continued

                                  December 31, 1993

                         (in thousands except per unit data)

                                                                                  Total
                                        U.S. Bond     RCA FI         HP         Investment
Assets                                     Fund        Fund         Fund          Funds
______                                   ________      ____         ____           ____
Investments, at fair value               $308,256      $  -       $107,449      $9,013,748
Accrued dividends and interest                -           -             21          38,692
Receivables for securities sold
  but not delivered                           -           -            -            42,002
Other assets                                  -           -            -               357
                                          _______       ____       _______       _________
      Total assets                        308,256         -        107,470       9,094,799
                                          _______       ____       _______       _________

Liabilities
___________

Advances                                      -           -            163          16,400
Liability for collateral deposits             -           -            -            65,360
Payables for securities purchased
  but not received                            -           -            -            92,611
Other liabilities                             -           -            697           2,369
                                          _______       ____       _______       _________
      Total liabilities                       -           -            860         176,740
                                          _______       ____       _______       _________

Net assets available for benefits        $308,256      $  -       $106,610      $8,918,059
                                          =======       ====       =======       =========

Participant units outstanding               *             -         10,661

Participant unit value                   $  *          $  -       $  10.00
                                           ===         =====         =====

* Not applicable as values are determined by individual participants based upon the time at which investments are made.

                           GE SAVINGS AND SECURITY PROGRAM

                          Net Assets Available for Benefits

                                  December 31, 1992

                         (in thousands except per unit data)

                                             GE             LT            Mutual           ST             MM
Assets                                   Stock Fund        Fund            Fund           Fund           Fund
______                                   __________        ____            ____           ____           ____
Investments, at fair value               $2,979,182     $2,238,153      $729,121       $814,103        $412,858
Accrued dividends and interest               21,955            -              -              -              -
Receivables for securities sold
  but not delivered                             -              -              -              -              -
Other receivables                               -              -              -          16,904           1,364
                                          _________      _________       _______        _______         _______
      Total assets                        3,001,137      2,238,153       729,121        831,007         414,222
                                          _________      _________       _______        _______         _______

Liabilities
___________

Advances                                     15,643         16,462       (21,427)        (3,147)         12,460
Liability for collateral deposits               -              -              -              -              -
Payables for securities purchased
  but not received                              -              -              -              -              -
Other liabilities                               -              -              -              -              -
                                          _________      _________       _______        _______         _______
      Total liabilities                      15,643         16,462       (21,427)        (3,147)         12,460
                                          _________      _________       _______        _______         _______

Net assets available for benefits        $2,985,494      2,221,691       750,548        834,154         401,762
                                          =========      =========       =======        =======         =======

Participant units outstanding                34,661        187,960        20,171         80,672          40,176

Participant unit value                   $    85.50     $    11.82      $  37.21       $  10.34        $  10.00
                                              =====          =====         =====          =====           =====

                           GE SAVINGS AND SECURITY PROGRAM

                    Net Assets Available for Benefits, Continued

                                  December 31, 1992

                         (in thousands except per unit data)

                                                                                     Total
                                                        RCA FI         HP          Investment
Assets                                  U.S. Bonds       Fund         Fund           Funds
______                                  __________       ____         ____            ____
Investments, at fair value               $306,699      $286,430     $193,670       $7,960,216
Accrued dividends and interest                -             -            -             21,955
Receivables for securities sold
  but not delivered                           -             -            -                -
Other assets                                  -             -            -             18,268
                                          _______       _______      _______        _________
      Total assets                        306,699       286,430      193,670        8,000,439
                                          _______       _______      _______        _________

Liabilities
___________

Advances                                      -          11,430          361           31,782
Liability for collateral deposits             -             -            -                -
Payables for securities purchased
  but not received                            -             -            -                -
Other liabilities                             -             -            599              599
                                          _______       _______      _______        _________
      Total liabilities                       -          11,430          960           32,381
                                          _______       _______      _______        _________

Net assets available for benefits        $306,699      $275,000     $192,710       $7,968,058
                                          =======       =======      =======        =========

Participant units outstanding                 *           5,802       19,271

Participant unit value                   $    *        $  47.40     $  10.00
                                             ===          =====        =====

* Not applicable as values are determined by individual participants based upon the time at which investments are made.

                           GE SAVINGS AND SECURITY PROGRAM

                    Changes in Net Assets Available for Benefits

                                  December 31, 1993

                                   (in thousands)

                                             GE                LT              Mutual             ST             MM
                                         Stock Fund           Fund              Fund             Fund           Fund
                                         __________           ____              ____             ____           ____
Income on investments:
  Interest and dividends                $   93,668        $  253,449        $ 97,178         $ 47,626        $ 15,902
  Net realized gains (loss) on sale
    and appreciation (depreciation)
    in value of investments                694,485           (32,954)         (6,454)             636              -
                                         _________         _________         _______         ________        ________
      Total investment income              788,153           220,495          90,724           48,262          15,902
                                         _________         _________         _______         ________        ________
Contributions:
  Employee                                 180,914            68,777          64,561           83,033          16,485
  Employer                                  91,235            22,656          18,327           31,257           4,940
                                         _________         _________         _______         ________        ________
      Total contributions                  272,149            91,433          82,888          114,290          21,425
                                         _________         _________         _______         ________        ________

Withdrawals including transfers           (272,966)         (192,829)        (78,606)        (119,760)       (123,591)
Net loan transactions                        6,569           (14,359)          2,209           (9,728)         27,945
Interfund transfers                        106,507            (3,860)         63,635           (3,451)        176,108
                                         _________         _________         _______         ________        ________
      Total deductions and other
        changes in net assets             (159,890)         (211,048)        (12,762)        (132,939)         80,462
                                         _________         _________         _______         ________        ________

Net increase (decrease) in net assets
  available for benefits                   900,412           100,880         160,850           29,613         117,789

Net assets available for benefits,
  Beginning of year                      2,985,494         2,221,691         750,548          834,154         401,762
                                         _________         _________         _______         ________        ________

  End of year                           $3,885,906        $2,322,571        $911,398         $863,767        $519,551
                                         =========         =========         =======         ========        ========

                           GE SAVINGS AND SECURITY PROGRAM

               Changes in Net Assets Available for Benefits, Continued

                                  December 31, 1993

                                   (in thousands)

                                                                                     Total
                                         U.S. Bond      RCA FI         HP          Investment
                                            Fund         Fund         Fund           Funds
                                         __________      ____         ____            ____
Income on investments:
  Interest and dividends                $    356      $     -      $  6,349      $  514,528
  Net realized gains (loss) on sale
    and appreciation (depreciation)
    in value of investments               15,616         3,736           -          675,065
                                         _______      ________      _______       _________
      Total investment income             15,972         3,736        6,349       1,189,593
                                         _______      ________      _______       _________
Contributions:
  Employee                                35,131            28           14         448,943
  Employer                                11,297            -            -          179,712
                                         _______      ________      _______       _________
      Total contributions                 46,428            28           14         628,655
                                         _______      ________      _______       _________

Withdrawals including transfers          (61,601)      (20,200)      (9,296)       (878,849)
Net loan transactions                       (520)         (223)      (1,291)         10,602
Interfund transfers                        1,278      (258,341)     (81,876)             -
                                         _______      ________      _______       _________
      Total deductions and other
        changes in net assets            (60,843)     (278,764)     (92,463)       (868,247)
                                         _______      ________      _______       _________

Net increase (decrease) in net assets
  available for benefits                   1,557      (275,000)     (86,100)        950,001

Net assets available for benefits,
  Beginning of year                      306,699       275,000      192,710       7,968,058
                                         _______      ________      _______       _________

  End of year                           $308,256      $     -      $106,610      $8,918,059
                                         =======      ========      =======       =========

                           GE SAVINGS AND SECURITY PROGRAM

                    Changes in Net Assets Available for Benefits

                                  December 31, 1992

                                   (in thousands)

                                              GE               LT             Mutual              ST             MM
                                          Stock Fund          Fund             Fund              Fund           Fund
                                          __________          ____             ____              ____           ____
Income on investments:
  Interest and dividends                $   79,374        $  179,549        $ 69,125         $ 51,675        $ 14,414
  Net realized gains (loss) on sale
    and appreciation (depreciation)
    in value of investments                304,777           (38,532)        (16,224)          (4,711)             -
                                         _________         _________         _______          _______         _______
      Total investment income               384,151          141,017          52,901           46,964          14,414
                                         _________         _________         _______          _______         _______
Contributions:
  Employee                                 205,895            87,613          67,480          115,062          26,212
  Employer                                 107,876            28,641          19,892           43,609           8,147
                                         _________         _________         _______          _______         _______
       Total contributions                 313,771           116,254          87,372          158,671          34,359
                                         _________         _________         _______          _______         _______

Withdrawals including transfers           (217,936)         (178,765)        (51,327)         (98,510)        (65,814)
Net loan transactions                       (1,910)          (16,034)            728          (15,294)         48,712
Interfund transfers                       (106,673)          423,026          87,513           43,659          52,652
                                         _________         _________         _______          _______         _______
      Total deductions and other
        changes in net assets             (326,519)          228,227          36,914          (70,145)         35,550
                                         _________         _________         _______          _______         _______
Net increase (decrease) in net assets
  available for benefits                   371,403           485,498         177,187          135,490          84,323

Net assets available for benefits,
  Beginning of year                      2,614,091         1,736,193         573,361          698,664         317,439
                                         _________         _________         _______          _______         _______

  End of year                           $2,985,494        $2,221,691        $750,548         $834,154        $401,762
                                         =========         =========         =======          =======         =======

                           GE SAVINGS AND SECURITY PROGRAM

               Changes in Net Assets Available for Benefits, Continued

                                  December 31, 1992

                                   (in thousands)

                                                                                     Total
                                                        RCA FI         HP          Investment
                                         U.S. Bonds      Fund         Fund           Funds
                                         __________      ____         ____            ____
Income on investments:
  Interest and dividends                 $    -       $     -     $  13,476      $  407,613
  Net realized gains (loss) on sale
    and appreciation (depreciation)
    in value of investments               27,062        27,083           -          299,455
                                         _______      ________     ________       _________
      Total investment income             27,062        27,083       13,476         707,068
                                         _______      ________     ________       _________
Contributions:
  Employee                                33,490            91           11         535,854
  Employer                                14,516            -            -          222,681
                                         _______      ________     ________       _________
      Total contributions                 48,006            91           11         758,535
                                         _______      ________     ________       _________

Withdrawals including transfers          (77,740)     (101,872)     (15,680)       (807,644)
Net loan transactions                       (469)       (1,785)      (2,137)         11,811
Interfund transfers                       16,770      (213,617)    (303,330)             -
                                         _______      ________     ________       _________
      Total deductions and other changes
        in net assets                    (61,439)     (317,274)    (321,147)       (795,833)
                                         _______      ________     ________       _________
Net increase (decrease) in net assets
  available for benefits                  13,629      (290,100)    (307,660)        669,770

Net assets available for benefits,
  Beginning of year                      293,070       565,100      500,370       7,298,288
                                         _______      ________     ________       _________

  End of year                           $306,699      $275,000     $192,710      $7,968,058
                                         =======      ========     ========       =========

                                                                                                              Schedule I

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993

Description                                                                                   Cost             Market
___________                                                                                   ____             ______
Employer Securities
___________________

  Corporate Stocks - Common
    General Electric Company (36,671,845 shares)                                       $ 2,170,929,245    $3,845,959,744

Shares of Registered Investment Companies
_________________________________________

  S&S Long Term Interest Fund (201,025,469 units)                                        2,327,879,834     2,339,936,459

  S&S Program Mutual Fund (24,593,313 units)                                               891,970,424       910,198,514

                                                               Schedule I, Continued

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Description
___________

US Savings Bonds (Series E and EE)
__________________________________

Issuer                                       Units                         Market
______                                       _____                        _______
1959 US Savings Bond E Series                   228                 $      31,861
1960 US Savings Bond E Series                   160                        21,737
1961 US Savings Bond E Series                   127                        17,001
1962 US Savings Bond E Series                   180                        23,680
1963 US Savings Bond E Series                   264                        34,111
1964 US Savings Bond E Series                   300                        38,068
1965 US Savings Bond E Series                   346                        39,339
1966 US Savings Bond E Series                   484                        53,340
1967 US Savings Bond E Series                   899                        96,314
1968 US Savings Bond E Series                 1,478                       153,916
1969 US Savings Bond E Series                 1,768                       178,253
1970 US Savings Bond E Series                 2,152                       208,449
1971 US Savings Bond E Series                 2,892                       248,572
1972 US Savings Bond E Series                 3,596                       295,251
1973 US Savings Bond E Series                 5,451                       433,674
1974 US Savings Bond E Series                 9,148                       691,664
1975 US Savings Bond E Series                12,368                       902,275
1976 US Savings Bond E Series                17,102                     1,203,913
1977 US Savings Bond E Series                25,777                     1,723,447
1978 US Savings Bond E Series                43,006                     2,558,292
1979 US Savings Bond E Series                73,630                     4,194,933
1980 US Savings Bond EE Series               28,193                     4,130,500
1981 US Savings Bond EE Series               27,424                     3,583,857
1982 US Savings Bond EE Series               31,989                     3,867,791
1983 US Savings Bond EE Series               57,942                     6,174,299
1984 US Savings Bond EE Series               56,360                     5,570,216
1985 US Savings Bond EE Series               74,152                     6,799,773

                                                               Schedule I, Continued

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


US Savings Bonds (Series E and EE) (continued)
______________________________________________
Issuer                                       Units                       Market
______                                       _____                      _______
1986 US Savings Bond EE Series              162,142                $   13,696,611
1987 US Savings Bond EE Series              178,250                    13,357,879
1988 US Savings Bond EE Series              214,015                    15,111,282
1989 US Savings Bond EE Series              316,869                    20,064,171
1990 US Savings Bond EE Series              330,119                    19,442,801
1991 US Savings Bond EE Series              929,222                    51,896,017
1992 US Savings Bond EE Series            1,255,468                    66,827,894
1993 US Savings Bond EE Series            1,079,950                    54,845,505

                                                                                                   Schedule I, Continued

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Description
___________

Debt Securities
_______________

Issuer                                     Rate/Yield               Maturity                  Cost             Market
______                                     __________               ________                  ____             ______
Associates Corp North America                 3.30%            February 14, 1994         $   1,493,950       $ 1,493,950
Bayerische Vereinbank AG                      3.25             January 3, 1994              32,600,000        32,600,000
Beneficial Corp                               3.33             May 27, 1994                  3,000,000         3,000,000
Credit Suisse                                 3.44             May 16, 1994                 15,000,000        15,000,000
Creditanstalt                                 3.27             April 11, 1994                5,747,317         5,747,317
Dresdner Bank AG                              3.23             January 20, 1994              4,000,000         4,000,000
Federal Farm Cr Bk Cons Dsc NT                0.01             January 21, 1994              8,135,828         8,135,828
Federal Home Ln Bk Cons Dsc NT                0.01             January 6, 1994               9,995,625         9,995,625
Federal Home Ln Bk Cons Dsc NT                0.01             January 13, 1994              9,989,567         9,989,567
Federal Home Ln Bk Cons Dsc NT                0.01             January 18, 1994              9,984,983         9,984,983
Goldman Sachs Group LP                        3.28             January 21, 1994              3,793,076         3,793,076
Goldman Sachs Group LP                        3.40             January 21, 1994              4,990,556         4,990,556
Mitsubishi Bank                               6.50             January 3, 1994              27,100,000        27,100,000
State Street Cayman Islands                   2.50             January 3, 1994                 550,000           550,000
Toronto Dominion Bk                           5.50             January 3, 1994              40,000,000        40,000,000
Advanta Corp                                  5.13             November 15, 1996             9,990,041         9,961,500
Arkla Inc                                     9.88             April 15, 1997                3,278,032         3,262,500
Associates Corp North Amer                    8.63             June 15, 1997                 2,338,542         2,322,957
CHC Secs Corp II                              5.26             September 25, 2023           11,756,789        11,732,171
Chase Manhattan Corp                          7.50             December 1, 1997             20,796,522        21,136,800
Chrysler Financial Corp Mtn                   6.18             August 25, 1998               5,113,315         5,067,400
Chrysler Financial Corp                       6.50             June 15, 1998                 3,993,535         4,091,520
Citicorp Mtn Bk Entry                         7.57             February 24, 1995             9,995,918        10,363,900
Citizens & Southn Corp GA                     5.25             December 19, 1997             5,955,790         5,957,940
Countrywide Fdg Corp Mtn                      5.34             April 1, 1996                10,000,000        10,099,600
Discover Cr Corp Mtn Bk Entry                 3.53             June 30, 1995                 4,969,844         4,939,500
Discover Cr Corp Mtn Bk Entry                 3.58             July 24, 1995                 4,972,360         4,925,650
Federal Home Ln PC                            7.50             November 1, 2008              8,052,232         8,045,208
Federal Home Ln Mtg PC Gtd                    7.50             September 15, 2020            9,712,188         9,794,500

                                                                                                   Schedule I, Continued

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Debt Securities (continued)
___________________________

Issuer                                     Rate/Yield               Maturity                  Cost             Market
______                                     __________               ________                  ____             ______
Federal Home Ln Mtg PC Gtd                    8.00%            April 15, 2005            $  12,694,906     $  12,418,516
Federal Home Ln Mtg PC Gtd                    0.01             July 15, 2019                 3,232,636         3,642,528
FHLMC TBA Arm Jan                             3.73             January 1, 1999               9,084,953         9,043,290
Federal Natl Mtg Assn REMIC                   1.00             March 25, 2018               10,039,118        10,801,982
Federal Natl Mtg Assn REMIC                   1.00             July 25, 2021                 6,071,820         6,713,558
Federal Natl Mtg Assn Gtd                     7.84             April 25, 2020                2,011,294         1,992,149
Federal Natl Mtg Assn Gtd                     0.01             August 25, 2023               7,524,635         7,494,842
First Chicago Corp Mtn Bk Ent                 7.02             March 6, 1995                 4,997,210         5,167,150
First Chicago Master Tr                       3.51             February 15, 2000            10,017,433        10,024,000
First Chicago Master Tr                       3.51             April 15, 2000               12,094,755        12,078,220
First Deposit                                 4.90             June 15, 2000                14,995,525        15,070,200
First USA Cr Card Master Tr                   3.61             February 15, 2000            13,001,673        13,019,500
First USA Cr Card Master Tr                   3.34             April 15, 1999                4,947,680         4,950,000
Ford Cr Auto Ln Master Tr                     6.88             January 15, 1999             12,135,915        12,621,600
Ford Motor Cr Co                              6.25             February 26, 1998            10,390,802        10,243,200
GNMA II 30Yr Feb TBA                          4.50             January 20, 1999             20,538,438        20,495,900
General Motors Accep Corp Mtn                 8.35             September 5, 1996            12,897,549        13,307,951
General Motors Accep Corp Mtn                 6.75             July 10, 1997                 9,263,129         9,522,644
GNMA Delay 30Yr Feb TBA Arm                   1.00             January 1, 1999              21,140,625        21,106,800
Green Tree Financial Corp                     3.81             July 15, 2018                 4,664,228         4,678,223
Hartford Life Ins Co                          9.11             September 13, 1995           33,330,446        33,330,446
Household Affinity Credit Card                3.51             September 15, 2000            9,991,170         9,997,000
Household Fin Corp                            8.25             March 1, 1998                 5,513,599         5,507,084
Home Equity Loan                              4.65             December 20, 2010             9,743,543         9,696,171
ITT Financial Corp                            7.13             October 1, 1994               4,019,215         4,090,080
Inter Amern Dev Bk                           11.63             December 1, 1994             15,239,887        15,272,423
Lehman Bros                                   5.04             December 15, 2003             2,500,000         2,500,000
Lockheed Corp                                 3.95             May 11, 1995                  9,994,834        10,027,600

                                                                                                   Schedule I, Continued

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Debt Securities (continued)
___________________________

Issuer                                     Rate/Yield               Maturity                  Cost             Market
______                                     __________               ________                  ____             ______
MBNA Cr Card Tr                               0.75%            October 31, 1995          $  17,330,852     $  16,730,001
MBNA Master Cr Card Tr                        3.61             March 15, 2000               41,588,057        41,587,395
MBNA Master Cr Card Tr                        3.46             July 15, 1998                 4,998,490         4,999,500
Marathon Oil Co                               9.50             March 1, 1994                17,967,930        17,934,120
Merrill Lynch & Co Inc                        5.00             December 15, 1996             5,000,000         5,004,000
National City Corp                            5.25             January 31, 1997              7,492,963         7,462,500
Nationsbank Cr Card Master Tr                 4.75             September 15, 1998           15,485,477        15,458,150
News Amer Hldgs Inc                          12.00             December 15, 2001             5,945,472         6,037,100
Salomon Bros Mtg Secs II Inc                  8.13             November 1, 2012              2,658,842         2,634,762
Sears Roebuck & Co                            9.25             April 15, 1998               24,657,315        24,830,960
Security Pac Corp                             5.25             August 15, 1996               5,247,129         5,273,500
Shearson Lehman Bros Inc New                  6.00             December 30, 1994             2,847,027         2,885,112
Society Student Loan Trust                    4.65             April 25, 2003               27,264,890        27,363,200
Standard Cr Card Master Tr I                  5.88             July 7, 1995                 10,152,108        10,218,000
Standard Cr Card Master Tr I                  5.50             February 7, 2000              9,985,500         9,990,000
Tennessee Valley Auth Disc Nts                4.00             July 20, 1995                14,974,889        14,962,500
Texas Utils Elec Co                           5.88             April 1, 1998                 4,997,023         5,063,000
Time Warner Inc                               6.05             July 1, 1995                 12,000,000        12,102,600
Toronto Dominion Bk Ont                       9.90             February 1, 1999              4,030,126         4,018,600
United States Treas Notes                     4.13             June 30, 1995                 1,899,663         1,903,268
United States Treas Notes                     4.38             August 15, 1996              63,505,901        63,475,823
United States Treas Notes                     9.38             April 15, 1996               47,751,078        48,293,976
United States Treas Notes                     8.75             October 15, 1997              9,748,383         9,730,362
Bank of Nova Scotia                           3.22             January 5, 1994               4,000,000         4,000,000
Bank of Nova Scotia                           3.19             January 20,1994               8,000,000         8,000,000
Bayerische Vereinsbank AG                     3.25             January 3, 1994               6,800,000         6,800,000
Commerzebank                                  3.44             January 3, 1994               8,000,000         8,000,000
J P Morgan & Co Inc                           3.15             January 19, 1994              4,992,125         4,992,125
Morgan Stanley Group Inc                      3.45             January 7, 1994               7,995,400         7,995,400
National Australia FDG                        3.33             January 24, 1994              7,982,980         7,982,980

                                                                                                   Schedule I, Continued

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Debt Securities (continued)
___________________________

Issuer                                     Rate/Yield               Maturity                  Cost             Market
______                                     __________               ________                  ____             ______
Societe Generale                              3.39%            March 4, 1994              $  3,500,000       $ 3,500,000
Union Bank Switzerland                        4.00             January 3, 1994               4,998,889         4,998,889
Union Bank Switzerland                        3.25             January 4, 1994               7,997,833         7,997,833
Abbey Natl Plc                                3.20             April 6, 1994                17,153,911        17,153,911
Associates Corp North America                 3.30             February 14, 1994            24,899,167        24,899,167
Bank of Montreal                              3.20             January 18, 1994             15,000,000        15,000,000
Bank of Nova Scotia                           3.25             January 21, 1994             25,000,000        25,000,000
Bankers Trust Co                              3.20             January 21, 1994             24,955,556        24,955,556
Bayerische Vereinsbank AG                     3.25             January 10, 1994             25,000,000        25,000,000
Commonwealth Bk Australia                     3.20             January 27, 1994             24,942,222        24,942,222
Commerzebank                                  3.20             January 25, 1994             25,000,000        25,000,000
Credit Suisse                                 3.20             February 7, 1994             19,000,000        19,000,000
Credit Agricole                               3.35             January 10, 1994             25,000,000        25,000,000
Dai Ichi Kangyo                               6.50             January 3, 1994              12,500,000        12,500,000
Dresdner Bk AG                                3.18             January 24, 194              25,000,000        25,000,000
Goldman Sachs Group LP                        3.22             February 2, 1994             24,928,444        24,928,444
Hessische Landes Bk Girozentra                3.34             April 25, 1994               10,000,816        10,000,816
Kredietbank                                   3.20             January 26, 1994              2,995,467         2,995,467
Kredietbank                                   3.37             January 26, 1994             22,000,150        22,000,150
Merrill Lynch & Co Inc                        3.22             February 3, 1994             24,926,208        24,926,208
J P Morgan & Co Inc                           3.15             January 19, 1994             10,183,935        10,183,935
Morgan Stanley Group Inc                      3.30             January 13, 1994             24,972,500        24,972,500
National Australia Fdg                        3.19             January 7, 1994              21,588,516        21,588,516
Royal Bank of Canada                          3.31             January 18, 1994              4,500,000         4,500,000
Royal Bank of Canada                          3.32             January 18, 1994             20,000,000        20,000,000
San Paolo                                     3.23             January 20, 1994             24,957,382        24,957,382
Societe Generale                              3.36             May 3, 1994                  11,000,000        11,000,000
Societe Generale                              3.50             May 17, 1994                 14,000,000        14,000,000
Toronto Dominion Bk                           3.23             January 28, 1994             24,939,438        24,939,438

                                                                                                   Schedule I, Continued

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Debt Securities (continued)
___________________________

Issuer                                     Rate/Yield               Maturity                  Cost             Market
______                                     __________               ________                  ____             ______
Union Bank Switzerland                        3.30%            January 3, 1994            $  9,498,258      $  9,498,258
Union Bank Switzerland                        3.23             March 15, 1994               12,200,000        12,200,000
Commerzebank                                  3.44             January 3, 1994               2,000,000         2,000,000
Union Bank Switzerland                        4.00             January 3, 1994               2,699,400         2,699,400
Union Bank Switzerland                        3.25             January 4, 1994               4,998,646         4,998,646
Morgan Stanley Group Inc.                     3.45             January 7, 1994               4,797,240         4,797,240
National Australia FDG                        3.33             January 24, 1994              2,993,618         2,993,618

Investment Contracts
____________________

Aetna GIC 6114 9                              8.10             January 1, 1994               1,056,320         1,056,320
Bank of NE 1988                               9.07             January 1, 1995               9,774,475         9,774,475
Bank of NE 1987                               7.90             January 1, 1994               3,872,442         3,872,442
Citibank GIC 8227 3                           8.65             January 1, 1995               9,784,702         9,784,702
Mass Mutual GIC 5026                          7.95             January 1, 1994               3,421,259         3,421,259
Met Life GAC                                  8.74             January 5, 1995              34,921,954        34,921,954
Pacific Mut GIC 25543 2                       9.05             January 1, 1995               3,456,755         3,456,755
Prudential GIC 4497 216                       9.03             January 1, 1995               8,351,002         8,351,002
Prudential GIC 4497 215                       7.90             January 1, 1994               3,390,866         3,390,866
                                                                                                           _____________

                                                                                                          $9,021,392,813
                                                                                                           =============

                                                                                                   Schedule I, Continued

                           GE SAVINGS AND SECURITY PROGRAM

                   Schedule of Assets Held for Investment Purposes

                                  December 31, 1993


Description
___________

Loans to Participants                         Rate                    Term                    Cost             Market
_____________________                         ____                  ________                  ____             ______

Various                                   6.97 - 12.50%        12-54 months, or           $304,349,603      $304,349,603
                                                               5-15 years for
                                                               principal residence
                                                               loans

                                                                                                             Schedule II

                           GE SAVINGS AND SECURITY PROGRAM

             Schedule of Assets Held for Investment Purposes Which Were
                 Both Acquired and Disposed of Within the Plan Year

                            Year Ended December 31, 1993



                                          Description of Investment, Including
Identity of Issuer, Borrower,               Maturity Date, Rate of Interest,                Costs of        Proceeds of
 Lessor, or Similar Party                  Collateral, Par or Maturity Value              Acquisitions      Dispositions
_____________________________          __________________________________________        _____________     _____________
Chrysler Financial Grp                April 15, 1996        6.00%   $ 10,000,000           $ 9,977,500      $10,210,100
General Motors Accep Corp Mtn         January 27, 1995      5.95%      5,000,000             5,000,850        5,091,350
General Motors Accep Corp Mtn         October 3, 1994       4.75%     13,000,000            12,688,000       12,899,900
                                                                                            __________       __________

                                                                                           $27,666,350      $28,201,350

                                                                                            ==========       ==========


                                                                                         Schedule III
                           GE SAVINGS AND SECURITY PROGRAM
                            Schedule of Loans in Default
                                  December 31, 1993
                                                                              Detailed Description
                                                                               of Loan Including
                                                                              Dates of Making and
                                                                               Maturity, Interest
                                                                               Rate, the Type and
                                                                              Value of Collateral,
                                                                              Any Renegotiation of
                                     Amount Received During                  the Loan and the Terms
      Identity and                       Reporting Year          Unpaid       of the Renegotiation      Amount Overdue
       Address of   Original Amount ------------------------   Balance at     and Other Materials    ---------------------
        Obligor         of Loan      Principal    Interest     End of Year           Items            Principal   Interest
 (a)      (b)             (c)           (d)          (e)           (f)                (g)                (h)        (i)
      ------------  --------------- -----------  -----------  -------------  ----------------------  ------------ --------
      Various plan  $282,977,903    $55,945,757  $13,472,485  $164,686,188   Varies according to     $7,277,366   $343,923
      participants                                                           term and type of loan
